DC



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



04009426

February 11, 2004

Donald G. Kilpatrick
Pillsbury Winthrop LLP
1540 Broadway
New York, NY 10036-4039

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/11/2004

Re: FirstEnergy Corp.

Dear Mr. Kilpatrick:

This is in regard to your letter dated February 9, 2004 concerning the shareholder proposal submitted to FirstEnergy by the United Brotherhood of Carpenters Pension Fund for inclusion in FirstEnergy's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that FirstEnergy therefore withdraws its January 9, 2004 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Lesli L. Sheppard-Warren
Attorney-Advisor

cc: Edward J. Durkin
Corporate Governance Advisor
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001



PILLSBURY WINTHROP LLP

January 9, 2004

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by the United Brotherhood of Carpenters and Joiners of America, for Inclusion in FirstEnergy Corp.'s 2004 Proxy Statement

Dear Sir or Madam:

We are counsel to FirstEnergy Corp., an Ohio corporation (the "Company"). On December 8, 2003 the Company received a proposed shareholder resolution and supporting statement (together the "Proposal") from the United Brotherhood of Carpenters and Joiners of America (the "Proponent"), for inclusion in the proxy statement (the "2004 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2004 Annual Meeting.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude the Proposal from the 2004 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its proxy materials.

Further, in accordance with Commission Rule ("Rule") 14a-8(j) under the Securities Exchange Act of 1934, as amended, the undersigned hereby files on behalf of the Company six copies of this letter and the Proposal, which (together with its supporting statement) is attached to this letter as Exhibit A. One copy of this letter, with copies of all enclosures, is being sent simultaneously to the Proponent. Pursuant to rule 14a-8(j), this letter is being submitted not fewer than 80 days before the Company intends to file its definitive proxy statement and form of proxy with the Commission.

The Proposal

The Proposal calls for the election of each director by a majority of outstanding shares and states in relevant part:

> Resolved: That the shareholders of FirstEnergy Corporation ("Company") hereby request that the board of directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that nominees standing for election to the board of directors must receive

the vote of a majority of the shares entitled to vote at an annual meeting of shareholders in order to be elected or re-elected to the board of directors.

Summary of Bases for Exclusion

We have advised the Company that it properly may exclude the Proposal from the 2004 Proxy Statement and form of proxy for the following reasons:

1. The Proposal would, if implemented, cause the Company to violate a state, federal or foreign law to which it is subject and is therefore excludable pursuant to Rule 14a-8(i)(2);

2. The Proposal improperly relates to the election of the Company's directors and is therefore excludable pursuant to Rule 14a-8(i)(8); and

3. The Proposal is false and misleading and is therefore excludable pursuant to Rule 14a-8(i)(3).

The reasons for our conclusions in this regard are more particularly described below.

1. The Proposal would, if implemented, cause the Company to violate a state, federal or foreign law to which it is subject and is therefore excludable pursuant to Rule 14a-8(i)(2).

Rule 14a-8(i)(2) permits a company to exclude a proposal that would, if implemented, cause the company to violate a law to which it is subject. The Proposal, if implemented, would require the Company to violate Ohio law governing the election of directors and, therefore, the Company believes the Proposal may be excluded under Rule 14a-8(i)(2). Contrary to what is stated in the Proposal, the Company is not "incorporated in the state of Delaware." Rather, it is an Ohio corporation. Ohio law does not permit a corporation to opt out of plurality voting by indicating a different threshold in its governing documents. Indeed, § 1701.55(B) of the Ohio General Corporation Law specifically states: "At *all* elections of directors, the candidates receiving the greatest number of votes shall be elected." [Emphasis added].[1] Therefore, as confirmed in the opinion of counsel attached hereto as Exhibit C, "plurality voting" is a mandatory requirement of Ohio law which cannot be altered by provisions in a company's governing documents.

In the past, the Staff has not recommended enforcement action against companies that excluded shareholder proposals that could cause the company to breach the state corporation law to which it is subject. BMC Software, Inc. (July 9, 2003) (Proposal requiring the removal of a director without a stockholder vote held excludable because it would, if implemented, result in a violation of Delaware Law); The Gillette Company (March 10, 2003) (Proposal obligating the Board to follow the wishes of a majority of the Company's stockholders voting at an annual meeting on any topic held excludable because it would, if implemented, violate Section 141(a) of

[1] See excerpts from the Ohio General Corporation Law attached hereto as Exhibit B. By contrast, numerous other provisions of the Ohio General Corporation Law permit the opting out of requirements by allowing a company to provide otherwise in its governing documents. See, for example, § 1701.55(C) relating to cumulative voting requirements and § 1701.51(A) relating to the quorum at shareholders' meetings, also set forth in Exhibit B.

the Delaware General Corporation Law and the Board's duty of care and oversight under Delaware law). Implementing the proposal would cause the Company to violate a mandatory requirement of Ohio law as it applies to the election of directors. Therefore, the entire Proposal should be excluded pursuant to Rule 14a-8(i)(2).

2. The Proposal improperly relates to the election of the Company's directors and is therefore excludable pursuant to Rule 14a-8(i)(8).

Rule 14a-8(i)(8) allows a company to omit a shareholder proposal "if the proposal relates to an election for membership on the company's board of directors." The SEC has stated that the "principal purpose of [paragraph (c)(8) (renumbered (i)(8))] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since the proxy rules, including [then existing] Rule 14a-11, are applicable." Release No. 34-12598 (July 7, 1976). The Staff has consistently held that proposals seeking to foster contested elections are excludable under these grounds. See Citigroup Inc. (April 14, 2003) (Proposal seeking automatic inclusion in proxy materials of director nominees from shareholders with holdings of 3% or more held to be excludable); Wilshire Oil Company (March 28, 2003) (Similar "Ballot Access" proposal held to be excludable").

The Proposal seeks to foster contested elections by requiring that each individual director receive votes from a majority of the shares entitled to vote in order to be elected. This proposed mechanism effectively transforms a failure to vote, an abstention or a vote withheld into a vote against a board nominee. Rather than follow the established procedures for nominating candidates or conducting a Rule 14a-12(c) proxy contest, the Proponent seeks to create a new procedure to exclude nominees that will result in contested elections. Indeed, if the Proposal were implemented, from time to time there would be fewer directors elected than there are seats available on the Board. Such an occurrence would require that new nominees be put forward, effectively resulting in a "two-step" contested election. Therefore, both directly or indirectly, the Proposal fosters contested elections.

In this respect, the Proposal is comparable to those addressed in recent Staff interpretations seeking to require a company to include proxy advisory firm voting recommendations in the company's proxy materials. If such a proposal were implemented, from time to time the third-party advice would include a recommendation to vote against one or more of the management's candidates. The dissemination of such advice contrary to management's recommendations would amount to an "election contest" in opposition to board nominees, circumventing Rule 14a-12(c) and the other proxy rules governing election contests, which are designed to protect stockholders by imposing disclosure obligations and other procedural safeguards when a stockholder solicits against the company's board nominees. Consequently, on multiple occasions within the last few years, the Staff has concurred that proxy advisory proposals relate to the election of directors and therefore may be omitted from proxy material under Rule 14a-8(i)(8). See Cirrus Logic, Inc. (July 18, 2000) (Proposal seeking retention of proxy firm to provide shareholders with analysis of all shareholder proposals submitted held to be excludable); see also Gillette Co. (avail. Feb. 25, 2000); Bristol-Myers Squibb Co. (avail. Feb. 24, 2000); Citigroup Inc. (avail. Feb. 24, 2000); Warner-Lambert Co. (avail. Feb. 24, 2000);

Equus II Inc. (avail. Feb. 24, 2000); Pfizer. Inc. (avail. Feb. 22, 2000). More recently, the Staff has held other analogous proposals to be excludable on the ground that they foster contested elections. See, e.g., Visteon Corporation (March 7, 2003) (Proposal requesting the holders be offered the choice of voting in the same manner as certain proxy advisors held to be excludable); The Bank of New York (Feb. 28, 2003) (Proposal requiring that Company include 500-word statement by shareholder nominees on why director should be elected held to be excludable).

Similarly, the Proposal does not relate to the Company's general solicitation process, but instead specifically addresses voting on Board nominees at the Company's annual meetings. Because the Proposal's direct effect is to encourage votes in opposition to the Company's director nominees, the Company believes that the Proposal may be omitted under Rule 14a-8(i)(8).

3. The Proposal is false and misleading and is therefore excludable pursuant to Rule 14a-8(i)(3).

Proxy Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes portions of a proposal that contain false or misleading statements, or inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. *See* U.S. Bancorp (January 27, 2003); Hewlett-Packard Co. (Dec. 27, 2002); Sabre Holdings Corp. (Mar. 18, 2002); Micron Technology, Inc. (Sept. 10, 2001); DT Indust. (Aug. 10, 2001).

The Proposal is flawed because its underlying premise, i.e. that the Company is incorporated under Delaware law, is false. In addition, the supporting statement makes a number of statements that are unsupported by factual foundation and misleading under Rule 14a-9. In accordance with the guidance contained in the Staff's previous no-action letters, the Company finds the entire content of the Proposal to be objectionable due to the falsehood of its underlying premise and the failure to set forth a legitimate proposal issue for the shareholders' consideration. The false premise that is at the core of the Proposal (i.e. that the Company is Delaware corporation) misleads shareholders into thinking that the Board has the option of implementing the Proposal. However, as seen above, Ohio law prescribes mandatory "plurality voting" in director elections.

In addition, the staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading, because neither the voting shareholders nor the board of directors would be able to determine, with any reasonable amount of certainty, what action would be taken if the Proposal were adopted. See Woodward Governor Company (November 26, 2003) (proposal that board implement compensation policy based on "stock growth" held to be excludable); General Electric Company (February 5, 2003) (proposal calling for senior executive and board compensation "not to exceed more than 25 times the average wage of hourly working employees" held to be excludable); The Proctor & Gamble Company (October 25, 2002) (proposal requesting that the board of directors create a fund for applicants who "document they are victims...of troubles because they are stockholders..." held to be excludable).

In this instance, the Proposal contains conflicting prescriptions that are confusing and misleading for shareholders. The resolution calls for the election of each director by "a majority of the shares entitled to vote", while the last sentence of paragraph two of the supporting statement states: "We believe that a director candidate that does not receive a majority of the votes cast should not be seated as director". This misleads shareholders into believing that the Proponent is calling for the election of individual directors by a majority of the votes cast, rather than a majority of the votes outstanding.

Therefore, the entire Proposal is materially false, vague and misleading and the Company believes that it properly is excludable pursuant to Rule 14a-8(i)(3) as a violation of the proxy rules.

Conclusion

For the foregoing reasons, we believe that the Proposal may be omitted from the 2004 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal or portions thereof are excluded.

The Company anticipates that the 2004 Proxy Statement will be finalized for printing on or about March 17, 2004. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (212) 858-1235.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,



Donald G. Kilpatrick

Enclosures

cc: Gary D. Benz
David W. Whitehead
United Brotherhood of Carpenters and Joiners of America
Attn: Douglas J. McCarron
Edward J. Durkin

300104483v5

Exhibit A – Shareholder Proposal

Director Election Vote Threshold Proposal

Resolved: That the shareholders of FirstEnergy Corporation ("Company") hereby request that the board of directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that nominees standing for election to the board of directors must receive the vote of a majority of the shares entitled to vote at an annual meeting of shareholders in order to be elected or re-elected to the board of directors.

Supporting Statement: Our Company is incorporated in the state of Delaware. Delaware corporate law provides that a company's certificate of incorporation or bylaws may specify the number of votes that shall be necessary for the transaction of any business. (8 Del. C. 1953, Section 216 - Quorum and required vote for stock corporations). Further, the law provides that in the absence of any such specification in the certificate of incorporation or bylaws of the corporation, directors "shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors." Our Company presently does not specify a vote requirement other than a plurality for the election of directors, so Company directors are elected by a plurality of the vote.

We feel that it is appropriate and timely for the board to initiate a change in the threshold vote required for a nominee to be elected to the board of directors. While the governance change proposed would entail a vote of the shareholders, the board of directors is positioned to initiate the amendment process. We believe that in order to make corporate director elections more meaningful at our Company, directors should have to receive the vote of a majority of the shares entitled to be voted in a director election. Under the present system, a director can be re-elected even if a substantial majority of the votes cast is withheld from that director. For example, if there are 100 million votes represented at a meeting and eligible to be cast and 90 million of these votes are withheld from a given candidate, he or she would still be elected with a plurality of the vote despite the fact that 90% of the votes cast withheld support for that nominee's election to the board. We believe that a director candidate that does not receive a majority of the vote cast should not be seated as a director.

It is our contention that the proposed majority vote standard for corporate board elections is a fair and reasonable standard and adoption of such a standard will strengthen the corporate governance processes at our Company. We urge your support of this important governance reform.

<u>Exhibit B – Excerpts From Ohio General Corporation Law</u>

[...]

§ 1701.55 Election of Directors; Cumulative Voting

(A) At a meeting of shareholders at which directors are to be elected, only persons nominated as candidates shall be eligible for election as directors.

(B) At all elections of directors, the candidates receiving the greatest number of votes shall be elected.

(C) Unless the articles are amended as permitted by division (B)(10) of section 1701.69 of the Revised Code to provide that no shareholder of a corporation may cumulate his voting power, each shareholder has the right to vote cumulatively if notice in writing is given by any shareholder to the president, a vice-president, or the secretary of a corporation, not less than forty-eight hours before the time fixed for holding a meeting of the shareholders for the purpose of electing directors if notice of the meeting has been given at least ten days before the meeting, and, if the ten days' notice has not been given, not less than twenty-four hours before such meeting time, that he desires that the voting at such election shall be cumulative, provided that an announcement of the giving of such notice is made upon the convening of the meeting by the chairman or secretary or by or on behalf of the shareholder giving such notice.

(D) Unless the articles are amended as permitted by division (B)(10) of section 1701.69 of the Revised Code to provide that no shareholder of a corporation may cumulate his voting power, each shareholder has the right, subject to the notice requirements contained in division (C) of this section, to cumulate the voting power he possesses and to give one candidate as many votes as the number of directors to be elected multiplied by the number of his votes equals, or to distribute his votes on the same principle among two or more candidates, as he sees fit.

[...]

§ 1701.51 Quorum at Shareholders' Meetings

Unless the articles or the regulations otherwise provide:

(A) The shareholders present in person or by proxy at any meeting of shareholders shall constitute a quorum for such meeting, but no action required by law, the articles, or the regulations to be authorized or taken by the holders of a designated proportion of the shares of any particular class or of each class, may be authorized or taken by a lesser proportion;

(B) The holders of a majority of the voting shares represented at a meeting, whether or not a quorum is present, may adjourn such meeting from time to time.

Exhibit C – Opinion of Counsel

(see attached)

FirstEnergy

76 South Main Street
Akron, Ohio 44308

Gary D. Benz
Associate General Counsel

330-384-5802
Fax: 330-384-3875

January 8, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

I am Associate General Counsel of FirstEnergy Corp., an Ohio corporation ("FirstEnergy"). I have reviewed a proposal by the United Brotherhood of Carpenters (the "UBC"), a shareholder of FirstEnergy. The UBC has proposed that shareholders take action on the following proposal:

> Resolved: That the shareholders of FirstEnergy Corporation ("Company") hereby request that the board of directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that nominees standing for election to the board of directors must receive the vote of a majority of the shares entitled to vote at an annual meeting of shareholders in order to be elected or re-elected to the board of directors.

In connection with the proposal, I have reviewed § 1701.55(B) of the Ohio General Corporation Law (the "OGCL"). Section 1701.55(B) of the OGCL states that "[a]t all elections of directors, the candidates receiving the greatest number of votes shall be elected." Based upon my analysis of the OGCL, I am of the opinion that the proposal set forth by the UBC, if implemented by the Board of Directors, would result in an unlawful violation by the Company of § 1701.55(B) of the Ohio General Corporation Law.

This opinion is being delivered in connection with Proxy Rule 14a-8(j)(2)(iii). In connection with my review, I or others under my supervision and control have examined such matters as have been deemed appropriate to render the opinion set forth herein. I am a member of the Bars of the State of Ohio and the Commonwealth of Pennsylvania, and, for purposes of this opinion, I do not hold myself out as an expert on the laws of any jurisdiction other than the State of Ohio. Therefore, the opinion set forth herein is limited to the laws of the State of Ohio.

Very truly yours,



Gary D. Benz
Associate General Counsel

[58050]



PILLSBURY WINTHROP LLP

1540 BROADWAY NEW YORK, NY 10036-4039 212.858.1000 F: 212.858.1500

February 9, 2004

Donald G. Kilpatrick
Phone: 212.858.1235
dkilpatrick@pillsburywinthrop.com

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by the United Brotherhood of Carpenters and Joiners of America, for Inclusion in FirstEnergy Corp.'s 2004 Proxy Statement

Dear Sir or Madam:

Reference is made to our letter dated January 9, 2004 on behalf of FirstEnergy Corp., an Ohio corporation (the "Company"), requesting the concurrence of the staff of the Division of Corporation Finance that it will not recommend enforcement action if the Company omits a proposal (the "Proposal") submitted by the United Brotherhood of Carpenters and Joiners of America (the "Proponent") from its proxy materials for its 2004 Annual Meeting of Shareholders.

On February 6, 2004, the Company received a letter from the Proponent withdrawing the Proposal. A copy of this letter is attached hereto as Exhibit A. As a result, we hereby withdraw our no-action request.

Thank you for your attention to this matter.

Very truly yours,

Donald G. Kilpatrick

cc: Gary D. Benz
David W. Whitehead
United Brotherhood of Carpenters and Joiners of America
Attn: Douglas J. McCarron
Edward J. Durkin

300111176v1

Exhibit A



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

cc:
AJAlexander
RHMarsh
CBSnyder
LLVespoli
DWWhitehead
GDBenz

from: EJUdovich

[SENT VIA FACSIMILE 330-384-5909]

February 6, 2004

David W. Whitehead
Corporate Secretary
FirstEnergy Corporation
76 South Main Street
Akron, Ohio 44308-1890

Re: Carpenter's Pension Fund Shareholder Proposal

Dear Mr. Whitehead:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby withdraw the Fund's shareholder proposal concerning the director election threshold issue submitted to FirstEnergy Corporation ("Company") on December 5, 2003. The Fund's action is based on the Company's opinion of counsel attached as Exhibit C to its January 9, 2004 letter to the U.S. Securities and Exchange Commission.

Sincerely,

Edward J. Durkin
Corporate Governance Advisor

cc. Douglas J. McCarron, Fund Chairman
Gary D. Benz, FirstEnergy, Assoc. General Counsel